PRESS RELEASE

TSX:  KGN

NYSE AMEX: KGN

KEEGAN RECEIVES EXCELLENT RESULTS FROM NORTHERN STEPOUT DRILLING AT THE ESAASE GOLD PROJECT

VANCOUVER, BRITISH COLUMBIA, Jan. 20, 2009 -- Keegan Resources Inc. (TSX: KGN)(NYSE Amex: KGN) ("Keegan") is pleased to announce new assay results from its Esaase property drilling program located in southwest Ghana.  Intercepts with exceeding 10 g/t meter Au were produced from 23 drill holes located up to 1 km north of the existing resource.  Intercept highlights include 25 meters of 2.52 g/t Au, 17 meters of 3.61 g/t Au, 18 meters of 3.02 g/t Au, and five meters at 6.66 g/t Au.  These results will be incorporated into the existing resource model and used in the planning for the next stage of drilling in this area. Please see www.keeganresources.com for a drill hole location map.

Table 1: Recent results from northern stepout drilling from Keegan’s Esaase Project. Only intercepts with grade widths of greater than 10g/t meter Au are shown. Intercepts with grade-widths of approximately 20 g/t meter Au or higher are bolded. Widths are measured in actual drilled meters and grades are reported in g/t Au. All core holes are drilled at an azimuth of approximately 110 degrees at a dip of 45 degrees.

Hole_ID	From	To	Width	Grade	Hole_ID	From	To	Width	Grade
KERC638	12	24	12	1.4	KERC659	10	15	5	4.1
KERC640	3	19	16	0.69	including	14	15	1	17.45
KERC642	57	62	5	1.45	KERC660	32	57	25	2.52
KERC643	28	37	9	1.67	including	33	35	2	19.93
including	29	30	1	11.45	KERC666	158	165	7	3.28
KERC644	30	40	10	1.36	including	164	165	1	12.1
KERC648	73	81	8	1.92	KERC667	152	164	12	1.88
KERC649	107	114	7	4.1	KERC668	6	13	7	1.64
including	108	109	1	10.25	KERC669	6	24	18	3.02
KERC651	67	81	14	0.6	including	12	13	1	11.25
KEDD653	157	168	11	1.03	KERC670	110	120	10	0.95
KEDD655	206	219	13	0.7	KERC670	74	82	8	1.12
KEDD657	137	154	17	3.61	KERC671	148	176	28	1.51
including	137	138	1	12.85	KEDD677	165	173	8	0.98
including	140	141	1	12.5	KEDD677	192	202	10	2.83
including	152	153	1	24.7	including	196	197	1	13.85
KEDD658	13	24	11	2.07	KEDD679	209	214	5.1	6.66
including	18	19	1	15.3	including	213	214	1.1	27.6
KEDD658	158	166	8	1.21	KERC696	131	141	10	2.57

President and CEO Dan McCoy states, "These new assay results enhance the possibility of adding additional gold resources at relatively shallow depths to the north of the existing resource. We are continuing to systematically explore this exciting target, while continuing development drilling on the existing resource.”

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one-meter intervals under dry drilling conditions by geologic and resource consultant Coffey Mining Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. All samples are assayed using standard 50 gram fire assay with atomic absorption finish by ALS Chemex Labs in Kumasi, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Repeatability in duplicate samples is generally within 10% variance. In instances where variance is greater than 10%, the assays from both samples are averaged. Intercepts were calculated to emphasize width rather than grade: a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than six consecutive samples (six meters) of less than 0.2 g/t Au. Mineralization in the A structure strikes approximately 10 to 30 degrees east of north and dips 45 to 90 degrees to the west. Holes are drilled at 110 degrees azimuth and are inclined at 45 to 60 degrees, so true widths are estimated to be over 80% of the drilled widths. The techniques by which drill hole assays have been previously used in resource estimation at Esaase can be found in Keegan's most recent 43-101 technical report on www.sedar.com.

About Keegan Resources

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase project (2.025 Moz indicated resources with an average grade of 1.5 g/t Au at a 0.6 g/t Au cutoff and 1.451 million ounces in an inferred category at an average grade of 1.6 g/t Au applying a 0.6 g/t Au cut-off for a total inferred and indicated resource of 3.476 Moz) as well as its Asumura gold project, both of which are located in Ghana, West Africa, a highly favorable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX and the NYSE AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.,
President & CEO

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources This news release also uses the terms 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

To view accompanying map please click on the following link: http://media3.marketwire.com/docs/KGN1015map.jpg

Neither the TSX Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.